Exhibit 99.1

Notice of New ADS Record Date by Citibank, N.A.

Shinhan Financial Group has been notified by Citibank, N.A. (“Citibank”) that Citibank, as Depositary under the Deposit Agreement dated as of September 15, 2003, has announced March 21, 2024 as the new ADS Record Date for Shinhan Financial Group’s FY2023 year-end cash dividends.

Notice of New ADR Record Date Announcement has been posted by Citibank on its Depositary Receipt Services website on March 11, 2024.

Citibank has also announced opening of Shinhan Financial Group’s ADR books for Issuance & Cancellation upon close of business on March 21, 2024.

Applicable notices can be accessed via Citibank’s Depositary Receipt Services website.